Exhibit 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Section 30(h) of the 1940 Act imposes the filing requirements of Section 16 of the 1934 Act upon (i) the registrant’s directors and officers, (ii) the registrant’s investment adviser and certain of their affiliated persons and (iii) every person who is directly or indirectly the beneficial owner of more than 10% of any class of the registrant’s outstanding securities (other than short-term paper). Based solely on a review of the copies of Section 16(a) forms furnished to the registrant, or written representations that no Forms 5 were required, the registrant believes that during the fiscal year ended October 31, 2016 all such filing requirements were complied with, except that David Grumhaus, an officer of the registrant’s investment adviser, was late in filing (i) a Form 3 and (ii) a Form 4 with respect to one purchase of the registrant’s common stock.